貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR
香港中環
夏慤道10號
和記大廈14樓
Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

April 24, 2006

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on April 21, 2006:

1. Announcement re Discloseable Transaction, Purchase of Vessel, released on April 24, 2006, in English and in Chinese; and
2. Announcement re Connected Transaction, released on April 24, 2006, in English and in Chinese.

N15 **THE STANDARD** 24 APR 2006

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

DISCLOSEABLE TRANSACTION
PURCHASE OF VESSEL

The Company refers to its announcement published on 8 March 2006.

On 21 April, 2006, the Company through its indirect wholly owned subsidiary entered into the Purchase Agreement with the Seller for the purchase of the Vessel. The consideration for the purchase is US$107 million (equivalent to approximately HK$829.25 million). The entering into of the Purchase Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

The Purchase Agreement

On 21 April 2006, the Company through its indirect wholly owned subsidiary (as the buyer) entered into the Purchase Agreement with the Seller (as the seller) for the purchase of the Vessel. The consideration for the Vessel is US$107 million (equivalent to approximately HK$829.25 million). The consideration is determined by reference to the market price of similar vessels in the second-hand market. The entering into of the Purchase agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

The Seller is an oil shipping company. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Seller and its ultimate beneficial owner are third parties independent of the Company and connected persons of the Company.

The terms of the Purchase Agreement were determined on an arm's length basis and are on normal commercial terms. The Directors, including the independent non-executive Directors, consider them to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole based on their experience in the crude oil shipping industry.

Terms of the Purchase Agreement

The Company has already paid a deposit of 10% of the purchase price in cash on 7 April 2006. The remaining 90% of the consideration will be paid by telegraphic transfer to the Seller in its bank account in Hong Kong within 3 banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of the Purchase Agreement.

The Vessel is expected to be delivered on or before 20 May 2006.

Finance Terms

The purchase of the Vessel under the Purchase Agreement will be funded partly by bank borrowings and partly by internal resources. Approximately 80% of the consideration will be funded by bank borrowings and approximately 20% by internal resources. The Company is expected to execute the financing and related security agreements and an undertaking to procure the compliance of its wholly owned subsidiary under the Purchase Agreement shortly.

Information about the Group and reasons for the purchase

The business scope of the Group includes: coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. 2005 has been a very strong year for the crude oil transportation market. The Directors are optimistic of the demand in such market in 2006. The Directors are of the view that the ownership of the Vessel will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

General

Under the Listing Rules, the entering into of the Purchase Agreement constitutes a discloseable transaction of the Company. A circular giving details of the transaction under the Purchase Agreement will be despatched to the Shareholders, for their information only, in due course.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"H Shares"	the shares of the Company listed on the Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"Purchase Agreement"	the agreement dated 21 April 2006 between an indirect wholly owned subsidiary of the Company and the Seller in relation to the sale and purchase of the Vessel
"Seller"	Formosa Discovery Marine Corp., an oil shipping company registered in Liberia whose ultimate beneficial owner, Formosa Plastic Marine Corporation, is a shipping company, which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, is an independent third party that is not connected with the Directors, chief executive(s) or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined under the Listing Rules)
"Shareholders"	holders of share(s) of the Company
"US$"	United States dollars, the lawful currency of the United States of America
"Vessel"	MV Formosapetro Discovery, a VLCC built in 2001 with registration number 9198329
"VLCC"	Very Large Crude oil Carrier

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
21 April 2006

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive Directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhonghui as independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.75.

A7-1

經濟日報 24 APR 2006

RECEIVED
2006 MAY -1 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

須予披露之交易
購買船舶

本公司茲提述於2006年3月8日發佈之有關公告。
於二零零六年四月二十一日，本公司通過其間接擁有的全資附屬公司與賣方就購買船舶事宜簽訂購買協議。購買該船舶之代價為一億零七百萬美元(約相等於八億二千九百二十五萬港元)。簽訂購買協議根據上市規則構成本公司之須予披露交易。

購買協議

於二零零六年四月二十一日，本公司通過其間接擁有的全資附屬公司(作為買方)與賣方(作為賣方)就購買船舶事宜簽訂購買協議。購買該船舶之代價為一億零七百萬美元(約相等於八億二千九百二十五萬港元)。該代價乃參考類似船舶之二手市場之價格釐定。簽訂購買協議根據上市規則第十四章構成本公司之須予披露交易。

賣方為一家石油運輸公司。以董事作出一切合理查詢後所深知、盡得之資料及深信，賣方及其最終實益擁有人均為獨立於本公司及其關連人士之第三方。

購買協議之條款乃按公平基準及一般商業條款磋商釐定。董事(包括獨立非執行董事)認為就彼等在原油海運業之經驗而言，該等條款屬公平合理及符合本公司及股東整體之利益。

購買協議之條款

本公司已於二零零六年四月七日以現金支付購買價的10%作為訂金。根據購買協議之條款及條件，剩餘的90%代價將在該船舶在各方面都具備實質性交船條件後的三個工作日內通過電匯至賣方在香港的銀行帳戶的方式進行支付。

預期該船舶將於二零零六年五月二十日或之前交付。

融資條款

根據購買協議，購買船舶部份將由銀行借款撥付，部份由自有資金撥付。約80%代價將由銀行借款撥付，約20%則由自有資金撥付。本公司預期不久將履行融資及相關的抵押協議及承諾以保證其全資擁有的附屬公司遵守購買協議。

有關本集團之資料及購買之原因

本集團業務範圍包括：沿海、遠洋及長江貨物運輸、集裝箱運輸、油品運輸、國際旅客運輸、租船、貨物代理及貨運代理。二零零五年為原油運輸市場強勢之年。董事對該市場於二零零六年之需求感到樂觀。董事認為在擁有該船舶後，本集團更能充份爭取在航運業之商機，繼續擴大規模優勢，優化航線佈局以及提高經營效益及獲利能力。

一般事項

根據上市規則，購買協議之訂立構成本公司之須予披露交易，載有購買協議之交易詳情之通函將於適當時間寄發予股東，以供彼等參考。

釋義

於本公告內，除文義另有所指外，下列詞語具有以下涵義：

「本公司」	中海發展股份有限公司，於中國成立之股份有限公司，其H股於香港聯合交易所有限公司上市
「董事」	本公司之董事
「本集團」	本公司及其附屬公司
「H股」	本公司於香港聯合交易所有限公司上市之股份
「港元」	港元，中國香港特別行政區之法定貨幣
「上市規則」	香港聯合交易所有限公司證券上市規則
「中國」	中華人民共和國
「購買協議」	本公司間接擁有的全資附屬公司與賣方就船舶買賣事宜於二零零六年四月二十一日簽訂的買賣協議
「賣方」	Formosa Discovery Marine Corp.，一家註冊於利比里亞的石油運輸公司，其最終實益擁有人Formosa Plastic Marine Corporation(台塑海運股份有限公司)是一家海運企業。就董事經作出一切合理查詢後所深知，盡得之資料及深信，其為獨立第三方，且與本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人(定義見上市規則)概無關連
「股東」	持有本公司股份之人士
「美元」	美元，美利堅合眾國之法定貨幣
「船舶」	MV Formosapetro Discovery輪，一艘於二零零一年建造的超大型油輪，註冊號為9198329
「超大型油輪」	超大型油輪

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中華人民共和國　上海

二零零六年四月二十一日

於本公告刊發日期，本公司之董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王國和先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周占群先生所組成。

本公告所採納之匯率為1.00美元兑7.75港元(僅供參考)。

THE STANDARD 24 APR 2006

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

CONNECTED TRANSACTION

The board (the "Board") of directors (the "Directors") of China Shipping Development Company Limited (the "Company") is pleased to announce that the Company and Guangdong Province Jiangmen City Yuzhou Ship Dismantling Company Limited (廣東省江門市玉洲拆船有限公司) ("Yuzhou Ship Dismantling Co.") entered into a sale and purchase agreement (the "Sale and Purchase Agreement") on 21 April 2006 whereby the Company had agreed to sell and Yuzhou Ship Dismantling Co. had agreed to purchase the oil tanker named "Daqing 232" (the "Oil Tanker") weighing 5574.8 long tonne. The consideration for the sale of the Oil Tanker is RMB10,244,698.46 (approximately HK$9,850,671.6). Such consideration has been determined with reference to the market price of scrap metal at the rate of US$228 (approximately RMB1,837.68) per long tonne.

China Shipping (Group) Company (the "Group Company") holds approximately 47.46 percent of the issued share capital of the Company, being the controlling shareholder of the Company as defined under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Yuzhou Ship Dismantling Co. is a wholly-owned subsidiary of China Shipping Industry Company Limited which in turn is a wholly owned subsidiary of the Group Company. Therefore, Yuzhou Ship Dismantling Co. is a connected person (as defined under the Listing Rules) of the Company. Hence, the transaction as contemplated under the Sale and Purchase Agreement (the "Transaction") constitutes a connected transaction of the Company for the purposes of the Listing Rules. As the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 2.5%, the Transaction is only subject to the reporting and announcement requirements under Rule 14A.45 to 14A.47 of the Listing Rules but does not require the approval of the shareholders of the Company (the "Shareholders") other than the Group Company and its associates (as defined under the Listing Rules) (the "Independent Shareholders").

The terms and conditions of the Transaction have been negotiated on an arm's length basis and are conducted on normal commercial terms. The Transaction is in the ordinary and usual business of the Company. The Board (including the independent non-executive Directors, (the "Independent Directors")) considers the terms of the Transaction to be fair and reasonable, and is in the interests of the Company and the Shareholders, taken as a whole. Particulars of the Sale and Purchase Agreement are set forth below, and will also be disclosed in the Company's 2006 annual report.

1. **Sale and Purchase Agreement dated 21 April 2006**

1.1 *Parties*

Vendor: The Company
Purchaser: Yuzhou Ship Dismantling Co.

1.2 *Oil Tanker*

The Oil Tanker was constructed by China Dalian Shipyard (中國大連船廠), an independent third party shipyard in the PRC, and was commissioned into service in February 1975. The Oil Tanker weighs 5574.8 long tonne.

1.3 *Sale of the Oil Tanker*

Pursuant to the Sale and Purchase Agreement, the Company has agreed to sell the Oil Tanker as scrap metal and Yuzhou Ship Dismantling Co. has agreed to purchase the Oil Tanker, and thereafter to dismantle it.

1.4 *Selling price and payment terms*

Pursuant to the Sale and Purchase Agreement, Yuzhou Ship Dismantling Co. will pay to the Company in cash a sum of RMB10,244,698.46 (approximately HK$9,850,671.6) for the Oil Tanker as consideration for the sale of the Oil Tanker. The selling price was determined based on the current market price of scrap metal at the rate of US$228 (approximately RMB1837.68) per long tonne. No valuation has been performed. The net book value of the Oil Tanker as at 31 December 2005 was RMB315,600 (approximately HK$303,461.54). The net profit expected to arise from the sale of the Oil Tanker, being the difference between the consideration for such sale and the net book value of the Oil Tanker, is RMB9,929,098.46 (approximately HK$9,547,210.06). The Company intends to use the net proceeds arising from the sale of the Oil Tanker as its working capital. The net profits before taxation and extraordinary items attributable to the Oil Tanker for the financial years ended 31 December 2004 and 31 December 2005, respectively, are RMB9,540,693.77 and RMB5,159,290.21. The net profits after taxation and extraordinary items attributable to the Oil Tanker for the financial years ended 31 December 2004 and 31 December 2005, respectively, are RMB7,598,084.88 and RMB3,166,956.31.

Yuzhou Ship Dismantling Co. has first paid to the Company a deposit of RMB1,024,469.85 (approximately HK$985,067.16) by remittance to the Company's designated bank account at the same time of signing the Sale and Purchase Agreement by both parties. The remaining balance of the selling price of the Oil Tanker, being RMB9,220,228.61 (approximately HK$8,865,604.43), shall be paid by remittance to the aforementioned Company's designated bank account 3 business days prior to the delivery of the Oil Tanker to Yuzhou Ship Dismantling Co. pursuant to the Sale and Purchase Agreement. The above deposit of RMB1,024,469.85 is refundable to Yuzhou Ship Dismantling Co. in the event that the Company fails to deliver the Oil Tanker pursuant to the terms of the Agreement. Under such circumstances, the above deposit together with interest at the rate of 12% p.a. must be refunded to Yuzhou Ship Dismantling Co. within 7 bank business days upon receipt by the Company notice of termination of the Sale and Purchase Agreement from Yuzhou Ship Dismantling Co..

1.5 *Delivery*

The Oil Tanker will be delivered to Yuzhou Ship Dismantling Co. at Yuzhou shipyard in the PRC on or before 30 April 2006.

1.6 *Other significant terms*

All responsibilities, liabilities and risks relating to the delivery of the Oil Tanker shall be borne by the Company prior to delivery of the Oil Tanker, and by Yuzhou Ship Dismantling Co. immediately after such delivery.

The Sale and Purchase Agreement is subject to the usual force majeure provisions such as earthquake, fire, tidal wave and war. If as a result of the aforesaid force majeure events, the Sale and Purchase Agreement cannot be performed by the Company, the Company shall return the deposit to Yuzhou Ship Dismantling Co. immediately.

If Yuzhou Ship Dismantling Co. fails to pay the deposit of RMB1,024,469.85 (approximately HK$985,067.16) or the remaining balance of RMB9,220,228.61 (approximately HK$8,865,604.43) in accordance with the Sale and Purchase Agreement, the Company shall have the right to terminate the Sale and Purchase Agreement and claim for any consequential losses and interest.

Should any dispute arise between the Company and Yuzhou Ship Dismantling Co. in respect of the Sale and Purchase Agreement, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Commission, which was established in accordance with a decision made by the State Council of the People's Republic of China (the "PRC"), for arbitration in Shanghai, the PRC.

2. **Reasons for and benefits of entering into the Sale and Purchase Agreement**

The Oil Tanker came into operation in 1975. In accordance with the notice issued by the Ministry of Communication of the PRC (中華人民共和國交通部) on 9 April 2001, the mandatory scrappage age of the Oil Tanker is 31 years. Therefore, the Board decided to sell it as scrap metal. Yuzhou Ship Dismantling Co. is a special service entity which specializes in ship dismantling business. The Board believes that the disposal of the Oil Tanker will provide the Company with more working capital. The Board does not have intention on any specific use of the working capital. The sale of the Oil Tanker does not have any material adverse impact on the Group's operations.

3. **General**

The business of the Company mainly involves coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. The business of Yuzhou Ship Dismantling Co. mainly involves ship dismantling and repair.

4. **Listing Rules Requirements**

China Shipping (Group) Company holds approximately 47.46 percent of the issued share capital of the Company, being the controlling shareholder of the Company as defined under the Listing Rules. Yuzhou Ship Dismantling Co. is a wholly-owned subsidiary of China Shipping Industry Company Limited which in turn is a wholly owned subsidiary of the Group Company. Therefore, Yuzhou Ship Dismantling Co. is a connected person (as defined under the Listing Rules) of the Company. Hence, the Transaction constitutes a connected transaction of the Company for the purposes of the Listing Rules.

As the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 2.5%, the Transaction is subject only to the reporting and announcement requirements under Rule 14A.45 to Rule 14A.47 of the Listing Rules and does not require approval by the Independent Shareholders.

The terms and conditions of the Transaction have been negotiated on an arm's length basis and are conducted on normal commercial terms. The Transaction is in the ordinary and usual course of business of the Company. The Board (including the Independent Directors) considers the terms of the Transaction to be fair and reasonable, and is in the interests of the Company and the Shareholders, taken as a whole.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
21 April 2006

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.04 and the conversion of US$ into RMB is based on the exchange rate of US1.00 = RMB 8.06.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

A71 經濟日報 24 APR 2006

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

（於中華人民共和國註冊成立的股份有限公司）

（股份代號：1138）

關連交易

中海發展股份有限公司（「本公司」）董事（「董事」）會（「董事會」）欣然宣佈，本公司於2006年4月21日與廣東省江門市玉洲拆船有限公司（「玉洲拆船公司」）訂立買賣協議（「買賣協議」）。據此，本公司同意出售，而玉洲拆船公司同意購買名為「大慶232」的油輪（「該油輪」），該油輪的噸位為5574.8長噸，出售該油輪的代價為人民幣10,244,698.46元（約9,850,671.6港元）。該代價乃經參考每長噸廢鐵的市價228美元（約人民幣1837.68元）而釐定。

按照香港聯合交易所有限公司證券上市規則（「上市規則」）的定義，中國海運（集團）總公司（「集團總公司」）因持有本公司已發行股本約47.46%，而成為本公司的控股股東。玉洲拆船公司是中海工業有限公司的全資附屬公司，而中海工業有限公司則為集團總公司的全資附屬公司，因此，玉洲拆船公司是本公司的關連人士（定義見上市規則）。基於上述原因，就上市規則而言，根據買賣協議預計進行的交易（「交易事項」）構成本公司的關連交易。由於與交易事項有關的各項適用百分比比率超過0.1%但低於2.5%，交易事項只須受上市規則第14A.45至14A.47條的申報及公佈規定所規限，但毋須經本公司股東（「股東」）（不包括集團總公司及其聯繫人（定義見上市規則）（「獨立股東」））批准。

交易事項的條款及條件乃經公平基準磋商，並按正常商業條款訂立。交易事項是在本公司的日常及一般業務範圍進行。董事會（包括獨立非執行董事）（「獨立董事」）認為交易事項的條款屬公平合理，且符合本公司及股東的整體利益。

買賣協議的詳情載於下文，且亦將於本公司2006年度的年報內披露。

1　於2006年4月21日訂立的買賣協議

1.1　訂約雙方

賣方：　本公司

買方：　玉洲拆船公司

1.2　該油輪

該油輪由獨立第三方中國大連造船廠建造，於1975年2月正式投入服務，其噸位為5574.8長噸。

1.3　出售該油輪

根據買賣協議，本公司同意以廢鐵方式出售該油輪，而玉洲拆船公司同意購買該油輪，其後進行拆解。

1.4　售價及付款條款

根據買賣協議，玉洲拆船公司將向本公司支付現金人民幣10,244,698.46元（約9,850,671.6港元），作為出售該油輪的代價。售價是根據廢鐵現行的市價每長噸228美元(約人民幣1837.68元)而釐定。並無就此進行任何估值。於2005年12月31日該油輪帳面淨值為人民幣315,600元（約303,461.54港元）。預期出售該油輪所得純利（即是項出售的代價與該油輪的帳面淨值的差額）為人民幣9,929,098.46元（約9,547,210.06港元）。本公司擬將出售該油輪的所得款項淨額作為營運資金用途。該油輪截至2004年12月31日及2005年12月31日止財政年度除稅前及未計非經常項目的應佔純利分別為人民幣9,540,693.77元及人民幣5,159,290.21元，而該油輪截至2004年12月31日及2005年12月31日止財政年度除稅後及經計及非經常項目的應佔純利則分別為人民幣7,598,084.88元及人民幣3,166,956.31元。

玉洲拆船公司在雙方簽訂買賣協議的同時，首先以匯票存入本公司指定銀行帳戶，向本公司支付訂金人民幣1,024,469.85元（約985,067.16港元）。該油輪的售價餘額人民幣9,220,228.61元（約8,865,604.43港元）須根據買賣協議於向玉洲拆船公司交付該油輪前3個營業日以匯票存入本公司上述指定銀行帳戶。倘本公司無法根據協議條款提供該油輪，以上人民幣1,024,469.85元的訂金須退還予玉洲拆船公司。在此情況下，以上訂金連同年息12厘的利息必須在本公司收到玉洲拆船公司終止買賣協議的通知起計七個銀行營業日內退還予玉洲拆船公司。

1.5　交付

該油輪將於2006年4月30日或之前在中國的玉洲船廠交予玉洲拆船公司。

1.6 其他重要條款

在本公司交付該油輪前產生的所有有關交付該油輪的責任、負債及風險由本公司負責，而緊隨交付後的所有有關交付該油輪的責任、負債及風險則由玉洲拆船公司負責。

買賣協議須受一般不可抗力條文規限，例如地震、火災、海嘯及戰爭。倘上述不可抗力事宜導致本公司未能履行買賣協議，則本公司會即時將訂金退還玉洲拆船公司。

倘玉洲拆船公司未能支付訂金人民幣1,024,469.85元（約985,067.16港元），或未能按照買賣協議支付餘款人民幣9,220,228.61元（約8,865,604.43港元），則本公司有權終止買賣協議及對任何其後的損失及利息索償。

如本公司與玉洲拆船公司就買賣協議發生任何糾紛及經合理協商解決不成，則可交由中國海事仲裁委員會（根據中華人民共和國（「中國」）國務院的決議成立的一個委員會）在中國上海進行仲裁。

2. 訂立買賣協議的原因及利益

該油輪於1975年正式投入服務。根據中華人民共和國交通部於2001年4月9日發出的通知，該油輪強制報廢的船齡為31年。因此，董事會決定將該油輪作為廢鐵出售。玉洲拆船公司為一家專營拆船業務的特別服務公司。董事會相信，出售該油輪可為本公司提供更多營運資金。董事會現時對該等營運資金並無任何特定用途。出售該油輪對本公司的營運並無任何重大不利影響。

3. 一般事項

本公司的業務主要涉及沿海、遠洋及長江貨物運輸、貨櫃運輸、運油、國際乘客運輸、租船、貨物代理及貨運代理。玉洲拆船公司的業務主要涉及拆船和維修。

4. 上市規則的規定

按照上市規則的定義，中國海運（集團）總公司因持有本公司已發行股本約47.46%，而成為本公司的控股股東。玉洲拆船公司是中海工業有限公司的全資附屬公司，而中海工業有限公司則為集團總公司的全資附屬公司，因此，玉洲拆船公司是本公司的關連人士（定義見上市規則）。基於上述原因，就上市規則而言，交易事項構成本公司的關連交易。

由於與交易事項有關的各項適用百分比比率超過0.1%但低於2.5%，交易事項須受上市規則第14A.45至14A.47條的申報及公佈規定所規限，但毋須經獨立股東批准。

交易事項的條款及條件乃經公平基準磋商，並按正常商業條款訂立。交易事項是在本公司的日常及一般業務範圍內進行。董事會（包括獨立董事）認為交易事項的條款屬公平合理，且符合本公司及股東的整體利益。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國上海
2006年4月21日

附註： 除另有指明外，港元兌人民幣是按1.00港元兌人民幣1.04元兌換率折算，而美元兌人民幣則按1.00美元兌人民幣8.06元折算。

於刊登本公佈日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王現和先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周占群先生所組成。